U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           EASTGROUP PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)


                Maryland                                13-2711135
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

300 One Jackson Place
188 East Capitol Street
Jackson, MS                                                39201-2195
-------------------------------                 --------------------------------
(Address of principal executive offices)                   (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act  registration  statement file numbers to which this form relates:
333-58309.

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange on
Title of each class to be so registered     which each class is to be registered
---------------------------------------     ------------------------------------
7.95% Series D Cumulative Redeemable
Preferred Stock                                     New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not applicable
                             -----------------------
                                (Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.        Description of Registrant's Securities to be Registered.
               --------------------------------------------------------

               A  description  of  the  7.95%  Series  D  Cumulative  Redeemable
               Preferred   Stock  of  the   Registrant   is   contained  in  the
               Registrant's  Prospectus Supplement filed with the Securities and
               Exchange  Commission on June 2, 2003  pursuant to Rule  424(b)(5)
               which shall be deemed to be incorporated  herein by reference for all purposes.


Item 2.        Exhibits.
               --------

               The securities  described  herein are to be registered on the New
               York Stock Exchange, on which other securities of the Registrant are registered. Accordingly, the following exhibits, required to be filed herewith in accordance with the Instructions as to Exhibits to Form 8-A, have been duly filed with the New York
               Stock Exchange:

         (1) Articles of Incorporation of the Registrant (incorporated by reference to Appendix B to the Registrant's Proxy Statement dated
               April 24, 1997).

         (2) Bylaws of the Registrant (incorporated by reference to Appendix C to the Registrant's Proxy Statement dated April 24, 1997).

         (3)   Articles Supplementary establishing the Registrant's 7.95% Series
               D Cumulative Redeemable Preferred Stock (filed herewith).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


DATE:   June 6, 2003               EASTGROUP PROPERTIES, INC.

                                    By: /s/ N. KEITH MCKEY
                                       ---------------------------------
                                       N. Keith McKey
                                       Chief Financial Officer

                           EASTGROUP PROPERTIES, INC.

                             Articles Supplementary

                      Establishing Series D Preferred Stock


     EASTGROUP PROPERTIES, INC., a Maryland corporation, having its principal office in Baltimore City, Maryland (the "Corporation"), hereby certifies to the Maryland State Department of Assessments and Taxation that:

     FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article V, Section 3 of the Charter of the Corporation, the Board of Directors has duly reclassified 1,320,000 shares of the Common Stock, par value $.0001 per share, of the Corporation into 1,320,000 shares of a class designated as Series D Cumulative Redeemable Preferred Stock, par value $.0001 per share, of the Corporation ("Series D Preferred Stock") and has provided for the issuance of such shares.

     SECOND: The reclassification increases the number of shares classified as Series D Preferred Stock from no shares immediately prior to the reclassification to 1,320,000 shares immediately after the reclassification. The reclassification decreases the number of shares classified as Common Stock, par value $.0001 per share, from 64,875,000 shares immediately prior to the reclassification to 63,555,000 shares immediately after the reclassification.

     THIRD: Subject in all cases to the provisions of Article V of the Charter of the Corporation with respect to Excess Stock, the following is a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of Series D Preferred Stock of the Corporation:

     1. Designation and Amount.

     The designation of Series D Preferred Stock described in Article FIRST hereof shall be 7.95% Series D Cumulative Redeemable Preferred Stock, par value $.0001 per share. The number of shares of Series D Preferred Stock to be authorized shall be 1,320,000.

     2. Dividends and Distribution Provisions.

     (a) Subject to the rights of series of Preferred Stock which may from time to time come into existence, holders of Series D Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.95% per annum of the Liquidation Preference (as hereinafter defined) per share (equivalent to a fixed amount of $1.9875 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each of January, April, July and October or, if not a business day, the next succeeding business day (each, a "Distribution Payment Date"). The accrual period for each quarterly distribution shall commence on the 1st day of January, April, July and October of each year and shall end on and include the last day of March, June, September and December, respectively; provided, however, that the first dividend, which will be due on October 15, 2003, will accrue from the date of original issue through and including September 30, 2003. Such first dividend and any dividend distribution payable on Series D Preferred Stock for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the records of the Corporation at the close of business on the last business day of March, June, September and December, or on such date designated by the Board of Directors of the Corporation for the payment of distributions that is not more than 30 nor less than ten days prior to such Distribution Payment Date (each, a "Distribution Record Date").

     (b) No dividends on shares of Series D Preferred Stock shall be declared by the Board of Directors or be paid or set apart for payment by the Corporation, at such time as the terms and provisions of any agreement to which the Corporation is a party, including any agreement relating to its indebtedness, that prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     (c) Nothwithstanding the foregoing, dividends on the shares of Series D Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series D Preferred Stock which may be in arrears.

     (d) If, for any taxable year, the Corporation elects to designate as "capital gain distributions" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section (the "Code")) any portion (the "Capital Gains Amount") of the total distributions (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock (the "Total Distributions"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series D Preferred Stock shall be in the same portion that the Total Distributions paid or made available to the holders of Series D Preferred Stock for the year bears to the Total Distributions.

     (e) If any shares of Series D Preferred Stock are outstanding, no full distributions (other than in shares of Common Stock or other capital stock ranking junior to Series D Preferred Stock as to distributions and upon liquidation) shall be declared or paid or set apart for payment on any shares of series of Preferred Stock of the Corporation ranking, as to distributions, on a parity with or junior to the Series D Preferred Stock for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on shares of Series D Preferred Stock for all past distribution periods and the then current distribution period. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Series D Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to distributions with shares of Series D Preferred Stock, all distributions declared upon shares of Series D Preferred Stock and any other series of Preferred Stock ranking on a parity as to distributions with Series D Preferred Stock shall be declared pro rata so that the amount of distributions declared per share on Series D Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued distributions per share on Series D Preferred Stock and such other series of Preferred Stock bear to each other.

     (f) Except as provided in Section 2(e), unless full cumulative distributions on shares of Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in shares of Common Stock or other capital stock ranking junior to Series D Preferred Stock as to distributions and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series D Preferred Stock as to distributions or upon liquidation, nor shall any shares of Common Stock or any other shares of capital stock of the Corporation ranking junior to or on a parity with the Series D Preferred Stock as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such capital stock) by the Corporation or any affiliate or any person acting on behalf of the Corporation or any of its affiliates (except by conversion into or exchange for other capital stock of the Corporation ranking junior to Series D Preferred Stock as to distributions and amounts upon liquidation or redemptions for the purpose of preserving the Corporation's status as a REIT).

     (g) Any distribution payment made on shares of the Series D Preferred Stock shall first be credited against the earliest accrued but unpaid distribution due with respect to shares of Series D Preferred Stock which remains payable.

     (h) For the sole purpose of determining whether any distribution made on shares of Series D Preferred Stock is permitted under Maryland Law, amounts that would be needed, if the Corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution shall not be added to the Corporation's total liabilities.

     3. Liquidation Rights.

     (a) Subject to the rights of any series of Preferred Stock which by its terms expressly ranks senior to the Series D Preferred Stock in respect of the right to receive payment of the distribution of assets upon liquidation of the Corporation, which may from time to time come into existence, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any shares of Common Stock or any other class or series of capital stock of the Corporation ranking junior to Series D Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of the Series D Preferred Stock shall be entitled to receive out of assets of the Corporation legally available for distribution to stockholders, liquidation distributions in the amount of the liquidation preference of $25.00 per share, plus an amount equal to all distributions accrued and unpaid thereon (the "Liquidation Preference"). Holders of Series D Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Series D Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the amount of the liquidation distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with Series D Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation ("Parity Stock"), then the holders of shares of Series D Preferred Stock and Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     (b) A consolidation or merger of the Corporation with or into any other entity or entities, or a sale, lease, conveyance or disposition of all or substantially all of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 3.

     4. Redemption.

     (a) Shares of Series D Preferred Stock are not redeemable prior to July 2, 2008, except that each share of Series D Preferred Stock is redeemable as provided in Article V of the Charter of the Corporation. On and after July 2, 2008, the Corporation at its option upon not less than 30 nor more than 60 days written notice, may redeem outstanding shares of Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus an amount equal to all distributions accrued and unpaid thereon to the date fixed for redemption, without interest. Holders of shares of Series D Preferred Stock to be redeemed shall surrender such shares of Series D Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If fewer than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Corporation and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Corporation.

     (b) Unless full cumulative distributions on all shares of Series D Preferred Stock and Parity Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no shares of Series D Preferred Stock or Parity Stock shall be redeemed unless all outstanding shares of Series D Preferred Stock and Parity Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent redemption in accordance with Article V of the Charter of the Corporation or the purchase or acquisition of shares of Series D Preferred Stock or Parity Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock or Parity Stock, as the case may be. Furthermore, unless full cumulative distributions on all outstanding shares of Series D Preferred Stock and Parity Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Stock or Parity Stock (except by conversion into or exchange for shares of capital stock of the Corporation ranking junior to Series D Preferred Stock and Parity Stock as to distributions and upon liquidation).

     (c) Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Series D Preferred Stock at the address shown on the share transfer books of the Corporation. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series D Preferred Stock to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for shares of Series D Preferred Stock are to be surrendered for payment of the redemption price; and (v) that distributions on shares of Series D Preferred Stock will cease to accrue on such redemption date. If fewer than all shares of Series D Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series D Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Series D Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of shares of Series D Preferred Stock so called for redemption, then from and after the redemption date, distributions will cease to accrue on such shares of Series D Preferred Stock, such shares of Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     (d) The holders of shares of Series D Preferred Stock at the close of business on a Distribution Record Date will be entitled to receive the distribution payable with respect to such shares of Series D Preferred Stock on the corresponding Distribution Payment Date notwithstanding the redemption thereof between such Distribution Record Date and the corresponding Distribution Payment Date or the Corporation's default in the payment of the distribution due. Except as provided above, the Corporation will make no payment or allowance for unpaid distributions, whether or not in arrears, on shares of Series D Preferred Stock which have been called for redemption.

     (e) Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, except as provided in Article V of the Charter of the Corporation.

     5. Voting Rights

     (a) Except as indicated in this Section 5, or except as otherwise from time to time required by applicable law, the holders of shares of Series D Preferred Stock will have no voting rights.

     (b) If six quarterly distributions (whether or not consecutive) payable on shares of Series D Preferred Stock or any Parity Stock are in arrears (a "Preferred Dividend Default"), whether or not earned or declared, the number of directors then constituting the Board of Directors of the Corporation will be increased by two, and the holders of shares of Series D Preferred Stock, voting together as a class with the holders of shares of any other series of Parity Stock other than the Corporation's Series B Cumulative Convertible Preferred Stock (any such other series, the "Voting Preferred Stock"), will have the right to elect two additional directors to serve on the Corporation's Board of Directors at any annual meeting of stockholders or a properly called special meeting by at least 20% of the holders of Series D Preferred Stock and such other Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders) until all such distributions have been declared and paid or set aside for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series D Preferred Stock and shares of Voting Preferred Stock upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such directors shall be elected upon the affirmative vote of a plurality of the shares of Series D Preferred Stock and such Voting Preferred Stock present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series D Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Voting Preferred Stock upon which like voting rights have been conferred and are exercisable, the term of office of each director so elected shall terminate. The directors so elected shall each be entitled to one vote per director on any matter.

     (c) So long as any shares of Series D Preferred Stock remain outstanding, the Corporation will not without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series D Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Corporation's Charter or the Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series D Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series D Preferred Stock and provided further that: (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series (including the Series D Preferred Stock), in each case ranking on a parity with or junior to the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     (d) Except as provided above and as required by law, the holders of Series D Preferred Stock are not entitled to vote on any merger or consolidation involving the Corporation, on any share exchange or on a sale of all or substantially all of the assets of the Corporation.

     6. Conversion.

     The shares of Series D Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except that each share of Series D Preferred Stock may be exchanged for shares of Excess Stock as provided in Article V of the Charter of the Corporation.

     7. Ranking

     In respect of the right to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the Series D Preferred Stock shall rank: (i) senior to the Corporation's Common Stock and to any other class or series of capital stock of the Corporation other than any class or series referred to in clauses (ii) and
(iii) of this sentence, (ii) on parity with the Corporation's outstanding 9.00% Series A Cumulative Redeemable Preferred Stock and Series B Cumulative
Convertible Preferred Stock and any class or series of capital stock of the Corporation, the terms of which specifically provide that such class or series of capital stock ranks on a parity with the Series D Preferred Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, and (iii) junior to any class or series of capital stock of the Corporation ranking senior to the Series D Preferred Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation. For avoidance of doubt, debt securities of the Corporation which are convertible into or exchangeable for shares of capital stock of the Corporation shall not constitute a class or series of capital stock of the Corporation.

     8. Status of Redeemed Stock.

     In the event any shares of Series D Preferred Stock shall be redeemed pursuant to Section 4 hereof, the shares so redeemed shall revert to the status of authorized but unissued shares of Series D Preferred Stock available for future issuance and reclassification by the Corporation.


                            (Signature page follows)

     IN WITNESS WHEREOF, EASTGROUP PROPERTIES, INC. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary on June 2, 2003.


WITNESS:                                    EASTGROUP PROPERTIES, INC.


/s/ N. KEITH MCKEY                          By: /s/ DAVID H. HOSTER II
---------------------------------              ---------------------------------
N. Keith McKey, Secretary                      David H. Hoster II, President


     THE UNDERSIGNED, President of EASTGROUP PROPERTIES, INC., who executed on behalf of the Corporation the Articles Supplementary of which this certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.


                                             /s/ DAVID H. HOSTER II
                                             -----------------------------------
                                             David H. Hoster II